EXHIBIT 77D

SELIGMAN PORTFOLIOS, INC.

At a Board meeting held on June 10-11, 2009, the Board approved a resolution to revise the nonfundamental policy regarding investment in foreign securities for each of Seligman Capital Portfolio, Seligman Communications and Information Portfolio, Seligman Large-Cap Value Portfolio and Seligman Smaller-Cap Value Portfolio. The existing nonfundamental policy on foreign securities was revised to state that the Fund may invest up to 25% of its net assets in foreign investments for each portfolio.

Also, at a Board meeting held on June 10-11, 2009, the Board approved a resolution to revise the nonfundamental policy to permit investment in other investment companies for Seligman Investment Grade Fixed Income Portfolio.